Exhibit 99.1

Press Release

Davis Commodities Limited Granted Additional 180-Day Period to Regain Nasdaq Compliance

Singapore, September 18, 2025 – Davis Commodities Limited (Nasdaq: DTCK), a leading global agricultural commodities company, announced today that it has received notification from the Nasdaq Listing Qualifications Department granting the company an additional 180-calendar-day compliance period to regain compliance with the Nasdaq Stock Market’s $1.00 minimum bid price per share requirement.

The notification follows Nasdaq’s initial notice on March 19, 2025, which stated that Davis Commodities’ stock had failed to meet the minimum bid price requirement over a period of 30 consecutive business days. The initial compliance period expired on September 15, 2025.

According to the letter issued by Nasdaq, Davis Commodities is eligible for the extended compliance period until March 16, 2026, as the company continues to meet all other applicable listing requirements for the Nasdaq Capital Market, except for the bid price rule. The company has informed Nasdaq of its intention to cure the deficiency, including the potential implementation of a reverse stock split if necessary.

To regain compliance, Davis Commodities’ stock must achieve a minimum closing bid price of $1.00 per share for at least 10 consecutive business days during the additional compliance period. Nasdaq has discretion to require the bid price to be maintained for a longer period, up to 20 days, depending on factors such as trading volume, margin of compliance, and market sentiment.

If Davis Commodities fails to regain compliance by March 16, 2026, Nasdaq will issue a formal notification of delisting. In such a scenario, the company may appeal the determination to a Nasdaq Hearings Panel. Historically, Nasdaq panels have favored definitive compliance plans, such as reverse stock splits, to address bid price deficiencies.

Commitment to Compliance and Transparency

Davis Commodities emphasized its commitment to maintaining its Nasdaq listing and is actively exploring all available options to address the deficiency. The company’s management will continue to monitor the stock price closely and remains confident in its operational and financial strategies to support long-term shareholder value.

In accordance with Nasdaq regulations, a public indicator of non-compliance will continue to be displayed alongside the company’s stock information on Nasdaq platforms, including Nasdaq.com and NasdaqTrader.com, as well as third-party market data providers.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2024.

For more information, please visit the Company’s website: ir.daviscl.com.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com